UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             __________________

                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 6)*

                              CONSOL Energy Inc.
            ------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
            ------------------------------------------------------
                        (Title of Class of Securities)

                                  20854P 10 9
            ------------------------------------------------------
                                (CUSIP Number)

                                 Jens Gemmecke
                    Head Legal Acquisitions and Divestments
                            RWE Aktiengesellschaft
                                 Opernplatz 1
                  D-45128 Essen, Federal Republic of Germany
                               011 49-201-12-00

            ------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                With a copy to:
                             Peter S. Wilson, Esq.
                          Cravath, Swaine & Moore LLP
                                Worldwide Plaza
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000

                               February 20, 2004
            ------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20854P 10 9
--------------------------------------------------------------------------------
          Names of Reporting Persons
   1      I.R.S. Identification Nos. of Above Persons (entities only)

          RWE AKTIENGESELLSCHAFT
--------------------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
   3      SEC Use Only
--------------------------------------------------------------------------------
   4      Source of Funds (See Instructions)
          AF
--------------------------------------------------------------------------------
   5      Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                           [  ]
--------------------------------------------------------------------------------
   6      Citizenship or Place of Organization
          THE FEDERAL REPUBLIC OF GERMANY
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------

   11     Aggregate Amount Beneficially Owned by Each Reporting Person

          0
--------------------------------------------------------------------------------

   12     Check Box if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                               [  ]
--------------------------------------------------------------------------------

   13     Percent of Class Represented by Amount in Row (11)

          0%
--------------------------------------------------------------------------------

   14     Type of Reporting Person (See Instructions)

          HC
--------------------------------------------------------------------------------

          This Amendment No. 6 is the final amendment to the Statement on
Schedule 13D initially filed on June 7, 1999, with the Securities and Exchange Commission (the "SEC") by RWE Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany ("RWE"), as previously amended by Amendment No. 1 filed with the SEC by RWE on September 5, 2001; Amendment No. 2 filed with the SEC by RWE on June 2, 2003; Amendment No. 3 filed with the SEC by RWE on September 19, 2003; Amendment No. 4 filed with the SEC by RWE on October 3, 2003; and Amendment No. 5 filed with the SEC by RWE on February 13, 2004 (such Schedule 13D as so amended and restated, the "Schedule 13D"), which Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of CONSOL Energy Inc. (the "Issuer"). Unless otherwise defined herein, capitalized terms used herein have the respective meanings ascribed thereto in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer

          (e) On February 20, 2004, RWE Power Aktiengesellschaft, through which RWE beneficially owned all of its Common Stock of the Issuer, closed on the sale of all of its 16,622,932 shares of Common Stock of the Issuer in a private placement transaction pursuant to the agreement related thereto reported on by Amendment No. 5 to the Schedule 13D, and RWE ceased to be the beneficial owner of any shares of Common Stock of the Issuer. This is the final amendment to the Schedule 13D, reflecting that as of February 20, 2004, RWE does not beneficially own any Common Stock of the Issuer.

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 20, 2004

                                            RWE AKTIENGESELLSCHAFT,

                                         By:
                                             ---------------------------------
                                             Name:  Georg Lambertz
                                             Title: Vice President Finance


                                         By:
                                             ---------------------------------
                                             Name:  Andreas G. Zetzsche
                                             Title: Vice President Mergers and
                                                    Acquisitions